TELEPHONE AND DATA SYSTEMS, INC.

30 NORTH LASALLE STREET, SUITE 4000

CHICAGO, ILLINOIS 60602

(312) 630-1900

February 29, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          Telephone and Data Systems, Inc.

File No. 001-14157

2007 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2007 Annual Report on Form 10-K, with exhibits, for Telephone and Data Systems, Inc. (the “Company”).

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except for the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007, and the discontinuance of the application of FASB Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, effective September 30, 2007.

If you have any questions or comments, please telephone the undersigned (collect) at (608) 664-8501.

Very truly yours,

/S/ DOUGLAS W. CHAMBERS
Douglas W. Chambers
Director - Accounting and Reporting

Enclosures